VIA EDGAR

March 5, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Kathleen Collins

Re:                               Phase Forward Incorporated
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-50839

Dear Ms. Collins:

                This is to confirm the telephone message from Melissa Feider on March 5, 2008,  regarding the comment letter from the Staff of the Securities and Exchange Commission, dated February 5, 2008, relating to the above-referenced Annual Report on Form 10-K (the “Comment Letter”).  As I explained in my voicemail to Ms. Feider, we respectfully requested an additional four business days to respond to the comments set forth in the Comment Letter. We appreciate the Staff’s agreement to such extension which Ms. Feider acknowledged in her message to me.

                We are currently in the process of preparing responses to the Comment Letter and intend to file our responses with the Staff on or before March 11, 2008.

                Please feel free to contact me if you have any questions.  Thank you for your assistance.

Sincerely,

/s/ John Mutkoski

John Mutkoski
Goodwin Procter LLP
617-570-1073

cc:           Rodger Weismann, Senior Vice President and Chief Financial Officer

D. Ari Buchler, Senior Vice President and General Counsel